
03026070

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal year ended: December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ____ to ____

Commission File Number: 1-12709

TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN

(Full title of plan)

TOMPKINS TRUSTCO, INC.
(Name of issuer of the securities held pursuant to the plan)

P.O. Box 460, The Commons
Ithaca, New York 14851
(607) 273-3210
(Address of principal executive offices)


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH, D.C.
SECTION

Ck

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

FINANCIAL STATEMENTS

AND

SUPPLEMENTAL SCHEDULES

* * *

DECEMBER 31, 2002 AND 2001

TABLE OF CONTENTS

Independent Auditor's Report

May 2, 2003

To the Compensation and Personnel Committee and Board of Directors of
Tompkins Trustco, Inc. Investment and Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits of the Tompkins Trustco, Inc. Investment and Stock Ownership Plan (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes at End of Year as of December 31, 2002, Investment Assets That Were Both Acquired and Disposed of Within the Plan Year for the Year Ended December 31, 2002, and Reportable Transactions for the Year Ended December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dannible & McKee, LLP
Syracuse, New York

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
Assets	2002	2001
Investments by fund, at fair value (Notes 1, 2 and 5):		
Money market funds	$ 2,260,699	$ 1,839,424
Mutual funds	6,659,405	6,398,190
Corporate stock of Tompkins Trustco, Inc., the Plan sponsor	4,722,713	4,464,892
Participant loans receivable	457,521	476,922
Total investments	14,100,338	13,179,428
Receivables:		
Employer contributions	-	25,719
Employee contributions	294,697	322,612
Accrued interest and dividends	22,025	-
Total receivables	316,722	348,331
Cash	12,186	79,639
Net assets available for benefits	$ 14,429,246	$ 13,607,398

See accompanying notes to financial statements.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Year ended December 31,	
	2002	2001
Additions to net assets attributed to: -		
Investment income (loss):		
Net appreciation (depreciation) in fair value of investments (Note 5)	$ (1,114,001)	$ 287,474
Interest	29,870	27,383
Dividends	291,151	423,761
Realized gains on sales of investments	7,396	151,344
Total investments income (loss)	(785,584)	889,962
Contributions:		
Employer profit sharing	689,885	603,645
Employee salary deferral	2,104,110	1,363,894
Total contributions	2,793,995	1,967,539
Transfer from other plans (Note 7)	-	4,704,571
Transfer from ESOP Plan (Note 9)	243,925	260,464
Total transfers	243,925	4,965,035
Total additions	2,252,336	7,822,536
Deductions from net assets attributed to:		
Transfer to other plan (Note 8)	-	9,563,019
Benefits paid to participants	1,430,488	1,539,129
Total deductions	1,430,488	11,102,148
Net increase (decrease)	821,848	(3,279,612)
Net assets available for benefits:		
Beginning of year	13,607,398	16,887,010
End of year	$ 14,429,246	$ 13,607,398

See accompanying notes to financial statements.

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

Note 1 - Description of the Investment and Stock Ownership Plan

The following description of the Tompkins Trustco, Inc. (the "Company") Investment and Stock Ownership Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General - The Plan is an investment and stock ownership plan and has a Section 401(k) salary deferral arrangement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Compensation and Personnel Committee appointed by the Company's Board of Directors (the "Board"). The Trust Department of Tompkins Trustco, Inc. is the Plan's Trustee.

Effective December 31, 1999, the Company acquired Letchworth Independent Bancshares Corporation, holding corporation for the Bank of Castile. Letchworth Independent Bancshares Corporation operated a defined contribution pension plan known as The Bank of Castile Salary Savings Plan. In addition, the Company acquired Mahopac National Bank. Mahopac National Bank operated a defined contribution pension plan known as Mahopac National Bank Retirement Savings Plan. Effective on January 1, 2001, The Bank of Castile Salary Savings Plan and Mahopac National Bank Retirement Savings Plan merged with the Plan (see Note 7).

Eligibility - An employee shall become eligible for participation in the profit sharing plan and matching provisions of the Plan on the first day of the month coinciding with completing one (1) year of employment and attaining the age of twenty-one (21). However, any eligible employee of the Company or its affiliated entities on December 31, 2000, automatically became a participant of the plan on January 1, 2001. Leased employees, employees covered under a collective bargaining agreement and "on call" employees are not eligible to participate.

Contributions - The Company, by proper action of the Board, may make contributions to the Plan out of its profits in an amount based on a percentage of the total compensation of all eligible participants during any plan year.

Participants are given the opportunity to elect to receive in cash that portion of their allocation which the Board shall designate as eligible for cash election for the Plan year or they may elect to allocate all or part to their plan account maintained on their behalf in the Plan.

Participants may also voluntarily contribute from 1% to 15% of their base salary to the Plan. These contributions are eligible for matching contributions of 100% of the first 3% of elected deferral and 50% of the next 2% of elected deferral.

Participants' accounts - Each participant's account is credited with the participant's elected portion of the Company's contribution, an allocation of the Company's matching contribution and an allocation of the Plan earnings. Allocations of the Company's contributions are based on participants' compensation. Allocations of the Company's matching contributions are based on a pro rata share of participants' elective deferrals. Allocations of the Plan earnings are based upon participants' earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting - Participants are immediately 100% vested in the Plan.

Investment options - Upon enrollment in the Plan, a participant may direct contributions to the Plan in any of the eleven (11) investment options. Participants may change their investment options daily.

Participant loans receivable - Employees of the Company who are participants of the Plan may borrow no more than once each plan year from the cash fund portion of their account under the Plan. The minimum loan amount is $1,000 and the maximum is the lesser of $50,000 or 50% of the participant's entire vested account balance under the Plan. Loan periods range from one to five years with interest at the current bank rate at the time of the loan.

Payments of benefits - Upon retirement or disability, a participant may elect to receive either a lump sum amount equal to the value of their account or payments on an instalment method. Distributions to participants upon termination of employment other than for retirement or disability may be made in one lump sum.

Note 2 - Summary of significant accounting policies

Basis of presentation - The accompanying financial statements have been prepared on the accrual method of accounting.

Risks and uncertainties – The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Investments - Investments are recorded at fair value. Quoted market prices are used to value mutual funds. The investment in the Company's common stock is valued at December 31, 2002 and 2001, at market value as listed on the American Stock Exchange for publicly traded securities. The current value per share of common stock at December 31, 2002 and 2001, was $44.10 and $40.25, respectively. Dividend income is accrued on the ex-dividend date. Purchases and sales are recorded on a trade date basis. Realized gains and losses from investment transactions are reported on the average cost method. These investments are subject to normal market risk.

Economic dependency and concentration of risk - The Plan has approximately 33% of its assets invested in Tompkins Trustco, Inc. Common Stock as of December 31, 2002 and 2001. In addition, the Plan has approximately 26% and 29% of its assets invested in Wright Mutual Funds as of December 31, 2002 and 2001, respectively. Accordingly, the Plan is dependent upon the financial condition of the Company and Wright Mutual Funds.

Reclassification – Certain amounts in the 2001 financial statements have been reclassified to conform to the 2002 presentation.

Note 3 - Administration of plan assets

Company contributions are held and managed by the Trustee, who invests cash received, and makes distributions to participants.

Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses of the Plan are paid directly by the Company.

Note 4 - Tax status

The Internal Revenue Service has determined and informed the Company that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 5 - Investments

The Plan's investments are held by the Company's administered trust fund. The fair value of investments are as follows:

	December 31,	
	2002	2001
Federated Prime Obligations - money market funds	$ 2,260,699	$ 1,839,424
Federated Managed Allocation Growth Select	374,483	312,447
Federated Managed Allocation Moderate Growth Select	411,518	358,376
Federated Managed Allocation Income Select	182,242	107,133
Wright Selected Blue Chip Mutual Funds	1,900,168	2,022,258
Wright Major Blue Chip Mutual Funds	1,406,360	1,531,617
Wright Managed Income US Government Near Term Bond Fund	476,687	361,678
Janus Enterprise Fund	606,603	464,355
American Century Ultra	672,644	554,791
American Century International Growth Fund	628,700	685,535
Tompkins Trustco, Inc. Common Stock - Allocated	4,722,713	4,464,892
Participant loans receivable	457,521	476,922
Total investments at fair value	$ 14,100,338	$ 13,179,428

Investments that represent 5% or more of the Plan's net assets ($721,462 for 2002 and $680,370 for 2001) are separately identified above.

The Plan's investments appreciated (depreciated) in fair value as follows:

	Year ended December 31,	
	2002	2001
Mutual funds	$ (1,169,175)	$ (859,501)
Common stock of Tompkins Trustco, Inc.	55,174	1,146,974
Net appreciation (depreciation) in fair value	$ (1,114,001)	$ 287,473

Note 6 - Termination of the Plan

The Company reserves the right to terminate the Plan at any time, subject to plan provisions. Upon plan termination, all assets would be used to pay the administrative expenses, liquidation expenses and participant claims until all fund assets have been expended. The Company would not be entitled to receive any assets or other benefits upon termination of the Plan.

Note 7 - Plan mergers

As discussed in Note 1, effective on January 1, 2001, The Bank of Castile Salary Savings Plan and Mahopac National Bank Retirement Savings Plan merged with the Plan in connection with a merger of the Plan sponsors. Accordingly, The Bank of Castile Salary Savings Plan transferred in net assets of $2,840,577 and Mahopac National Bank Retirement Savings Plan transferred in net assets of $1,863,994.

Note 8 - Plan amendments

Effective January 1, 2001, the Plan was amended and restated to divide the Plan into two (2) separate plans by spinning off the non-participant directed investments consisting of the common stock issued by the Company into a new employee stock ownership plan known as Tompkins Trustco, Inc. Employee Stock Ownership Plan. The Plan transferred $9,563,019 of net assets to the Tompkins Trustco, Inc. Employee Stock Ownership Plan.

Effective May 1, 2001, the Plan was amended to allow all affiliated entities of the Company to participate in the Plan.

Effective January 1, 2002, the Plan was amended as required by the Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) to allow catch-up contributions for participants fifty (50) years of age and older and to increase annual compensation limits for contribution and benefit purposes.

Note 9 - Tompkins Trustco, Inc. Employee Stock Ownership Plan diversification

Under the Tompkins Trustco, Inc. Employee Stock Ownership Plan document, participants meeting certain age and service requirements may elect to diversify the eligible portion of the Company stock held in their account within ninety (90) days after the close of each plan year. The participants may make this election over a six (6) year period. The funds elected to be diversified are transferred to the Plan and invested in funds as chosen by the participant. During 2002 and 2001, participants transferred $243,925 and $260,464, respectively.

SUPPLEMENTAL SCHEDULES

SCHEDULE I

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN #16-1601018

PLAN #002

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
(Required Disclosure of Line 4i on Schedule H of Form 5500)

DECEMBER 31, 2002

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
	Federated Prime Obligations	Money Market Fund, 2,260,699 shares	$ 2,260,699	$2,260,699
	American Century Ultra	Mutual Fund, 32,000 shares	885,667	672,644
	Federated Managed Allocation Growth Select	Mutual Fund, 39,712 shares	485,088	374,483
	Federated Managed Allocation Moderate Growth Select	Mutual Fund, 42,733 shares	483,200	411,518
	Janus Enterprise Fund	Mutual Fund, 26,431 shares	977,359	606,603
	Wright Selected Blue Chip Equity	Mutual Fund, 204,980 shares	2,885,193	1,900,168
	Wright Major Blue Chip Equity	Mutual Fund, 164,103 shares	2,121,903	1,406,360
	American Century International Growth	Mutual Fund, 98,697 shares	1,059,886	628,700
	Federated Managed Allocation Income Select	Mutual Fund, 17,973 shares	183,400	182,242
	Wright Managed Income US Government Near Term Bond	Mutual Fund, 45,422 shares	466,206	476,687
*	Tompkins Trustco, Inc.	Common Stock, 107,091 shares	2,334,196	4,722,713
*	Participant loans receivable	Participant loans receivable with various rates of interest from 6% to 10%	457,521	457,521
	Total investments		$ 14,600,318	$ 14,100,338

* - Party-in-interest as defined by ERISA.

SCHEDULE II

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN #16-1601018

PLAN #002

SCHEDULE OF INVESTMENT ASSETS

THAT WERE BOTH ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
(Required Disclosure of Line 4i on Schedule H of Form 5500, Part 2)

FOR THE YEAR ENDED DECEMBER 31, 2002

(a) Identity of issue, borrower, lessor, or similar party	**(b)** Description of investment including maturity date, rate of interest, collateral, par or maturity value	**(c)** Costs of acquisitions	**(d)** Proceeds of dispositions

- NONE -

TOMPKINS TRUSTCO, INC.

INVESTMENT AND STOCK OWNERSHIP PLAN

EIN #16-1601018

PLAN #002

SCHEDULE OF REPORTABLE TRANSACTIONS
(Required Disclosure of Line 4j on Schedule H of Form 5500)

FOR THE YEAR ENDED DECEMBER 31, 2002

(a) Identity of party involved	**(b)** Description of asset (include interest rate and maturity in case of a loan)	**(c)** Purchase price	**(d)** Selling price	**(e)** Lease rental	**(f)** Expense incurred with transaction	**(g)** Cost of asset	**(h)** Current value of asset on transaction date	**(i)** Net gain or (loss)

- NONE -

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TOMPKINS TRUSTCO, INC. INVESTMENT AND STOCK OWNERSHIP PLAN

Administrator: **TOMPKINS TRUST COMPANY**

Date: June 27, 2003

By: 

Francis M. Fetsko
Senior Vice President
Chief Financial Officer

<u>**Exhibit Index**</u>

Exhibit Number	Description	Page
23.1	Consent of Dannible & McKee	

Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

June 27, 2003

We consent to the incorporation by reference in Registration Statement No. 33-0146 of Tompkins Trustco, Inc. on Form S-8 of our report dated May 2, 2003, appearing in the Annual Report on Form 11-K of Tompkins Trustco, Inc. Investment and Stock Ownership Plan for the year ended December 31, 2002.

Dannible & McKee, LLP
Syracuse, New York

Distribution:

cc: AMEX – Denise Gubich
cc: James J. Byrnes
cc: Joseph Perry
cc: Joyce P. Maglione
cc: Pat Dalton
cc: Barbara Loveland
cc: Dannible & McKee

VIA OVERNIGHT COURIER

June 27, 2003

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
File Desk/Document Control Room 1004
Mail Stop 1-4
Washington, D.C. 20549

RE: Tompkins Trustco, Inc. (File No. 1-2709)

Ladies and Gentlemen:

Enclosed on behalf of Tompkins Trustco, Inc. (the "Company") are four manually signed Company Annual Reports on Form 11-K for the plan year ended December 31, 2002 for the Company's Investment and Stock Ownership Plan.

Please indicate your receipt of the enclosed materials by date-stamping the enclosed copy of this letter and returning the same in the self addressed stamped envelope.

Very truly yours,



Francis M. Fetsko
Senior Vice President &
Chief Financial Officer

Enclosures


SEC MAIL PROCESSING
RECEIVED
JUL 01 2003
WASH. D.C.
155
SECTION